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Astris Energi Inc. · 6-K · For 10/13/04, On 10/13/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: October 13, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.



(Translation of registrant's name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada

(Address of principal executive office)

Registrant's telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

1

The following are included in this report on Form 6-K:

Description:

On October 4, 2004 Astris Energi completed the total sale of 120,000 units consisting of one common share by exercise of option. Consideration for the total sale was U.S. $36,000.00 dollars ($46,770 Canadian dollars).

Documents required to be filed with the appropriate Canadian securities authorities have been attached hereto as Exhibit 1. On October 8, 2004 Astris Energi completed the total sale of 197,800 units consisting of one common share and one warrant exercisable at U.S. $0.90 per share expiring on September 30, 2007 for a total investment of U.S. $89,000.00 dollars.

Belcor Development Corp. of Las Vegas, Nevada purchased 88,900 of the units for a total investment of U.S. $40,000.00 dollars.

Belcor Development Corp. Profit Sharing Plan and Trust of Las Vegas, Nevada purchased 88,900 of the units for a total investment of U.S. $40,000.00 dollars.

Phillip Patterson of Toronto, Ontario, Canada purchased 20,000 of the units for a total investment of U.S. $9,000.00 dollars.

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             Astris Energi Inc. · 6-K · For 10/13/04, On 10/13/04
             Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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EXHIBIT 1

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

    Astris Energi Inc.
    Unit 6 - 2175 Dunwin Drive
    Mississauga, Ontario L5L 1X2
    (905)-608-2000

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

    The issuer is a reporting issuer in the province of Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

    October 4, 2004.

4. For each security distributed:

    (a) describe the type of security, and

    (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

    (a) The issuer distributed units. Each unit consists of one common share of Astris Energi Inc.

    (b) 120,000.

5. Provide details of the distribution by completing the attached schedule.

    Please see attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta	$0.39	$46,770
Total dollar value of distribution in all jurisdictions (Canadian $)		$46,770

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Gordon Emerson 5891 6th Line, RR3 Tottenham, Ontario L0G 1W0	$1,870.00	n/a	n/a

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: October 12, 2004

Astris Energi Inc.
Name of issuer or vendor (please print)
Anthony Durkacz, VP Finance
Print name and position of person signing
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
The Taylor Made Management Corporation 135 Citadel Hills Place N.W. Calgary, Alberta T3G 3V5	120,000 Units Each unit consists of one common share in the capital of Astris Energi Inc.	$46,770	Accredited Investor Exemption Section 5.1 of Multilateral Instrument 45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1.   File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10 th day after the distribution of the security.

2.   If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.   In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

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Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

British Columbia Securities Commission P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2 Telephone: (604) 899-6854 Toll free in British Columbia and Alberta 1 -800-373-6393 Facsimile: (604) 899-6506	**Alberta Securities Commission** 4th Floor, 300 - 5th Avenue SW Calgary, AB T2P 3C4 Telephone: (403) 297-6454 Facsimile: (403) 297-6156
Saskatchewan Financial Services Commission 6th Floor 1919 Saskatchewan Drive Regina, SK S4P 3V7 Telephone: (306) 787-5879 Facsimile: (306) 787-5899	**The Manitoba Securities Commission** 1130 - 405 Broadway Avenue Winnipeg, MB R3C 3L6 Telephone: (204) 945-2548 Facsimile: (204) 945-0330
Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9 Telephone: (902) 424-7768 Facsimile: (902) 424-4625	**Prince Edward Island Securities Office** 95 Rochford Street, P.O. Box 2000 Charlottetown, PE C1A 7N8 Telephone: (902) 368-4569 Facsimile: (902) 368-5283
Securities Commission of Newfoundland P.O. Box 8700 2nd Floor, West Block Confederation Building St. John's, NFLD A1B 4J6 Telephone: (709) 729-4189 Facsimile: (709) 729-6187	**Government of the Northwest Territories** Department of Justice Securities Registry 1st Floor Stuart M. Hodgson Building 5009 - 49th Street Yellowknife, NT X1A 2L9 Telephone: (867) 920-3318 Facsimile: (867) 873-0243
Government of Nunavut Department of Justice Legal Registries Division P.O. Box 1000 - Station 570 1st Floor, Brown Building Iqaluit NU X0A 0H0 Telephone: (867) 975-6190 Facsimile: (867) 975-6194	

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